December 22, 2008

Mail Stop 6010

Dr. Larry Hsu, Ph.D.
President and CEO
Impax Laboratories, Inc.
30831 Huntwood Avenue
Hayward, CA 94544

Re: Impax Laboratories, Inc.
Amendment No. 4 to
Registration Statement on Form 10-12G
Filed December 15, 2008
File No. 0-27354

Dear Dr. Hsu:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-12G/A-4

Recent Developments, page 1

1. We note your response to comment 3 from our letter of December 10, 2008 regarding the FDA's statements with respect to the Company's generic Wellbutrin XL in the 300 mg strength. We have also reviewed the associated disclosure in the Form 10 that you revised in response to our comment. In part, our prior comment asked Impax to disclose the percentage of its revenues attributable to sales of this product, which has generated a significant source of revenue since Teva began distributing it in 2006. Please refer to Item 101(c)(i) of

Regulation S-K, which requires disclosure of the amount or percentage of total revenue contributed by any class of similar products or services which accounted for 10 percent or more of consolidated revenue in any of the last three fiscal years, or 15 percent of consolidated revenue if total revenue did not exceed $50 million during any such fiscal years. To the extent that your sales of generic Wellbutrin XL, in all strengths, accounted for 10 percent or more of revenues, you must disclose the amount or percentage of such revenue. To the extent that your sales of the generic 300 mg Wellbutrin XL product by itself, let alone as part of a class of similar products, accounted for 10 percent or more of revenues, you must disclose the amount or percentage of such revenue as well.

Item 1A. Risk Factors, page 17

We face intense competition…, page 23

2. We note your response to our comment 7 regarding market exclusivity in connection with Paragraph IV certification. Please revise your disclosure to state, if known to you, that Paragraph IV certifications have been filed by unrelated third parties with respect to products with which your eight other products pending FDA approval can be expected to compete. If you are not aware of any such Paragraph IV certifications, tell us supplementally in your response letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

Presentation of Non-GAAP Financial Data, page 44

3. We note your response to our comment 10 and the additional disclosure in the filing. Your additional disclosure does not provide persuasive reason as to why presentation of your Non-GAAP performance measure is appropriate. The measure presents financial information that takes out the effect of Staff Accounting Bulletins 101, 104, EITF 00-21 and other applicable GAAP guidance, which are intended to present your financial statements in a comparable format with other companies. Please explain to us why this presentation is appropriate or delete the Non-GAAP performance presentation from your filing.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Jim Peklenk at (202) 551-3661 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan at (202) 551-3623 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Michael Joseph, Esq.
        Blank Rome LLP
        600 New Hampshire Avenue, NW
        Washington, DC 20037